                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                 SCHEDULE TO/A
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                              BENJAMIN MOORE & CO.
                       (Name of Subject Company (Issuer))

                         B ACQUISITION, INC. (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                  COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
                         (Title of Class of Securities)

                                   615649100
                     (CUSIP Number of Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                    COPY TO:
                             ROBERT E. DENHAM, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

 $1,005,511,727                                              $201,102

--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 26,469,381 shares of the outstanding Common Stock, par value $3.33 1/3 per share, of the Subject Company ("Subject Company Common Stock") as of November 8, 2000, (ii) 1,288,906 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of November 8, 2000, with an average exercise price of $27.16, and (iii) the repayment to the Company of approximately $9.3 million in loans under the Subject Company's Employee Stock Purchase Plan and stock option plans, upon the purchase of Shares by the Offeror.

--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $201,102

     Form or Registration No.: Schedule TO

     Filing Party: Berkshire Hathaway Inc. and B Acquisition, Inc.

     Date Filed: November 17, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by B Acquisition, Inc., a New Jersey corporation ("Purchaser") and wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), on November 17, 2000. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $3.33 1/3 (the "Shares"), of Benjamin Moore & Co., a New Jersey corporation (the "Company"), at a purchase price of $37.82 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").


ITEM 4.  TERMS OF THE TRANSACTION.

     The last paragraph of "Section 14 - Conditions of the Offer" in the Offer to Purchase, which appears on page 36 of the Offer to Purchase, is hereby amended to delete such paragraph and replace it with the following:

          The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by either of them, in the sole discretion of Parent or Purchaser, in whole or in part, at any time and from time to time, provided that the conditions set forth in clauses (i) and (iii) above must be satisfied or waived prior to the expiration of the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

     U.S. Antitrust Compliance: The waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended, expired on December 2, 2000.

     Canadian Antitrust Compliance: In a letter dated November 22, 2000, the Canadian Competition Bureau notified Berkshire that Berkshire's short-form filing under the Canadian Competition Act (as defined in "Section 15 - Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase) was complete and that the applicable waiting period would commence on November 22, 2000, and end on December 6, 2000. In a subsequent letter dated December 1, 2000, the Canadian Competition Bureau notified Berkshire that, based on the information in Berkshire's short-form filing, there were insufficient grounds to institute proceedings before the Canadian Competition Tribunal to oppose the Offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    B ACQUISITION, INC.

                                    By /s/ Marc D. Hamburg
                                      ------------------------------------
                                    Name: Marc D. Hamburg
                                    Title: Vice President



                                    BERKSHIRE HATHAWAY INC.

                                    By /s/ Marc D. Hamburg
                                    --------------------------------------
                                    Name: Marc D. Hamburg
                                    Title: Vice President and
                                           Chief Financial Officer




Dated: December 4, 2000